FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of October 23, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö _ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing new central securities depository and ISIN code.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris announces new central securities depository and ISIN code

Luxembourg, October 23, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced a change from a global depository structure to LuxCSD S.A. (“LuxCSD”) as issuer central securities depository (“CSD”), and the appointment of Banque Internationale à Luxembourg S.A. (“BIL”), as LuxCSD principal agent (replacing BNP as common depositary) from October 31, 2023. BIL will also continue to act as Tenaris’s paying agent and registrar for its registered shares.

Consequently, the shares' ISIN code will change as follows:

Current ISIN code: LU0156801721

Last trading day with current ISIN code: October 30, 2023

New ISIN code: LU2598331598

First trading day with new ISIN code: October 31, 2023

On October 31, 2023, each share with the current ISIN will be exchanged against one share with the new ISIN.

Neither the change of issuer CSD nor the change in the ISIN code will have any impact on the listing terms or the rights attached to Tenaris’s shares or ADRs.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.